Exhibit 21.1
SUBSIDIARIES OF COINMACH SERVICE CORP.
      The following is a list of all subsidiaries of Coinmach Service Corp. and the state or other jurisdiction of organization or incorporation:

		Jurisdiction of Organization
Name of Entity	Ownership %	or Incorporation

Coinmach Laundry Corporation	100%	Delaware
Coinmach Corporation	100%	Delaware
Appliance Warehouse of America, Inc.	100%	Delaware
American Laundry Franchising Corp.	100%	Delaware
Super Laundry Equipment Corp.	100%	New York
Grand Wash & Dry Launderette, Inc.	100%	New York
Macquilados Automaticos, SA de CV	100%	Mexico
Automaticos, SA de CV	100%	Mexico